UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for November, 2020
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1):
Yes _____ No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7):
Yes _____ No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__

ENCLOSURES: SASOL LIMITED | RESULTS OF THE GENERAL MEETING AND
ANNUAL GENERAL MEETING OF SASOL HELD ON FRIDAY, 20 NOVEMBER 2020

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:
JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(“Sasol” or the “Company”)

RESULTS OF THE GENERAL MEETING AND ANNUAL GENERAL MEETING OF SASOL HELD ON FRIDAY, 20 NOVEMBER 2020

General Meeting

Sasol shareholders are advised that at the general meeting of Sasol shareholders held on Friday, 20 November 2020, all the resolutions tabled thereat were passed by the requisite majority of voting rights.

Details of the results of voting at the general meeting are as follows:
Resolutions proposed
Total
number of
shares
voted
Percentage
shares
voted*
Percentage
For **
Percentage
Against**
Percentage
Abstained*
Ordinary Resolution 1: Approve Matters
Relating to the Transaction Material
Agreements as a Category 1
Transaction in Terms of the JSE
Listings Requirements
408 912 753 64.51 99.08 0.59 0.33
Ordinary Resolution 2: Authorise
Ratification of Approved Resolutions
408 912 753 64.51 99.05 0.63 0.33
* Based on the total number of Sasol Ordinary Shares and Sasol BEE Ordinary Shares in issue, being 633 829 766, as at Friday, 13 November 2020, being the Record Date of the general meeting.
**Based on the total number of shares that voted at the annual general meeting, excluding abstentions

Annual General Meeting

Sasol shareholders are advised that at the annual general meeting of Sasol held on Friday, 20 November 2020, the audited annual financial statements of the Company, and of the Sasol group, including the reports of the directors, external auditors, audit committee and the safety, social and ethics committee, for the financial year ended 30 June 2020 were presented.

Details of the results of voting at the annual general meeting are as follows:
Resolutions proposed
Total
number of
shares
voted
Percentage
shares
voted*
Percentage
For **
Percentage
Against**
Percentage
Abstained*
Ordinary Resolution 1.1: Re-election of
a director in terms of clause 22.2.1 of
the Company’s memorandum of
incorporation (MOI) - C Beggs
419 134 849 66.13 75.95 23.61 0.44
Ordinary Resolution 1.2: Re-election of
a director in terms of clause 22.2.1 of
the Company’s MOI - N N A Matyumza
419 134 849 66.13 87.77 11.78 0.45
Ordinary Resolution 1.3: Re-election of
a director in terms of clause 22.2.1 of
the Company’s MOI - Z M Mkhize
419 134 849 66.13 81.66 17.89 0.46
Ordinary Resolution 1.4: Re-election of
a director in terms of clause 22.2.1 of
the Company’s MOI - M E K Nkeli
419 134 849 66.13 81.79 17.75 0.46

Ordinary Resolution 1.5: Re-election of
a director in terms of clause 22.2.1 of
the Company’s MOI – S Westwell
419 134 849 66.13 75.72 23.82 0.46
Ordinary Resolution 2: Election of a
director in terms of clause 22.4.1 of the
Company’s MOI – K C Harper
419 134 849 66.13 99.48 0.07 0.45
Ordinary Resolution 3: Appointment of
PricewaterhouseCoopers Inc. as the
independent auditor
419 134 849 66.13 92.25 7.34 0.41
Ordinary Resolution 4.1: Appointment of
audit committee member – C Beggs
(subject to him having been re-elected
as a director in terms of ordinary
resolution number 1.1)
419 134 849 66.13 83.52 16.11 0.36
Ordinary Resolution 4.2: Appointment of
audit committee member – K C Harper
419 134 849 66.13 99.56 0.07 0.36
Ordinary Resolution 4.3: Appointment of
audit committee member – G B M
Kennealy
419 134 849 66.13 97.31 2.33 0.36
Ordinary Resolution 4.4: Appointment of
audit committee member – N N A
Matyumza (subject to her having been
re-elected as a director in terms of
ordinary resolution number 1.2)
419 134 849 66.13 97.23 2.41 0.36
Ordinary Resolution 4.5: Appointment of
audit committee member – S Westwell
(subject to him having been re-elected
as a director in terms of ordinary
resolution number 1.5)
419 134 849 66.13 97.52 2.12 0.36
Ordinary Resolution 5: Non-binding
advisory vote on the Company’s
Remuneration Policy
419 134 849 66.13 71.46 28.04 0.49
Ordinary Resolution 6: Non-binding
advisory vote on the Company’s
Implementation Report of the
Remuneration Policy
419 134 849 66.13 43.21 56.26 0.53
Special Resolution 1: Approve the
remuneration payable to non-executive
directors of the Company for their
services as directors from the date of
the Annual General Meeting until this
resolution is replaced
419 134 549 66.13 76.48 23.15 0.38
Special Resolution 2: Approve financial
assistance to be granted by the
Company in terms of sections 44 and
45 of the Companies Act
419 134 849 66.13 96.72 2.91 0.37
* Based on the total number of Sasol Ordinary Shares and Sasol BEE Ordinary Shares in issue, being 633 829 766, as at Friday, 13 November 2020, being the Record Date of the annual general meeting.
**Based on the total number of shares that voted at the annual general meeting, excluding abstentions.

All the resolutions, with the exception of the non-binding advisory votes on Ordinary Resolution 5 - Remuneration Policy and Ordinary Resolution 6 – Implementation Report on the Remuneration Policy, were passed by the requisite number of voting rights exercised.

More than 25% of the votes exercised by shareholders, were voted against the Company’s Remuneration Policy
(Ordinary Resolution 5) and the Implementation Report of the Remuneration Policy (Ordinary Resolution 6). In terms of the recommendations of the King IV™ Report on Corporate Governance for South Africa, 2016 and paragraph 3.84(k) of the JSE Limited Listings Requirements, the Sasol Remuneration Committee (the Committee), on behalf of the Board, will engage with shareholders to better understand the reasons why they voted against these non-binding advisory endorsements, to enable the Committee to consider these concerns.

Accordingly, any shareholder that voted against the non-binding advisory endorsements and who wishes to engage with the Company regarding these matters, is requested to write to Ms T Sydow via email to investor.relations@sasol.com by close of business 15 January 2021, setting out any reason(s) for voting against the non-binding advisory endorsement(s), and indicating whether such shareholder would be interested in participating in further engagement. The Company will determine the format of such engagement once it has a better understanding as to the number of shareholders who wish to engage with the Company.

23 November 2020
Sandton

Sponsor: Merrill Lynch South Africa Proprietary Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 23 November 2020
By: /s/ M M L Mokoka
Name: M M L Mokoka
Title: Group Company Secretary